

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 2, 2007

via U. S. Mail and facsimile

Mr. Scott Caldwell
President, Chief Executive Officer and
Chief Financial Officer
Allied Nevada Gold Inc.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

   Re: Allied Nevada Gold Inc.
     Registration Statement on Form 10
     Filed January 12, 2007
     File No. 001-33119

Dear Mr. Caldwell:

   We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your response that you intend to file additional exhibits with your next amendment. Please be advised that we will review such exhibits at the time they are filed. To expedite and facilitate our review, please file all such exhibits as soon as practicable and ensure that the material provisions of the agreements filed are properly summarized in the registration statement.

2.   Please update your financial statements as may be appropriate.

General Description of Business of Allied Nevada, page 8

Plan of Operations, page 8

3.   Given the filing of the Form 10 prior to the end of your second fiscal quarter, as specified
         by Item 101(a)(2) of Regulation S-K, please revise your disclosure regarding operations
         so that you reference your plans for the next twelve months.

Risk Factors, page 11

4.   Please provide a risk factor that discusses the influence of controlling shareholders on the
         company and potential conflicts of interests that may arise between shareholders and
         controlling shareholders following the effective date of the arrangement.

"Future sales of our common stock…," page 14

5.   Please tailor the risk factor discussion under this heading so that you discuss or cross-
         reference the agreement made with the Pescios to register up to 4.2 million shares on
         their behalf for resale as soon as possible after the effective time of the transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 16

6.   We note from your response to prior comment number nine that "Incidental income has
         been generated from the Pescio Nevada Assets as a result of option payments received
         from the property interests which will continue after the acquisition. The option
         payments will be treated by Allied Nevada as a recovery of costs on the mineral property
         interests rather than income." It appears that the option payments received should be
         reported as "Income earned during the exploration stage."

Certain Relationships and Related Transactions, page 68

7.   Please revise your disclosure in this section to disclose whether each agreement was
         negotiated on terms that would have been available from unaffiliated third parties.

Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters Market Information, page 70

Treatment of Vista Shares, page 72

8.   We refer you to disclosure on page 72 of the registration statement and partially reissue prior comment 24. Although you have expanded the disclosure, you have not provided sufficient support for the assumed fair market values of Vista shares or Allied Nevada shares used in the example. Please supplement your disclosure to reference current prices of Vista shares as of the most reasonable practicable date. Further, expand your discussion to provide support for the assumed $5 fair market value of Allied Nevada shares. In this regard, we note that in your response to prior comment 24, you indicate that the $5 fair market value was determined through third party negotiations. Advise us of the factors the third parties considered in assigning a $5 fair market value to Allied Nevada shares. We may have further comment.

Registration Rights and Related Matters, page 74

9.   Please advise us of the relationship, if any, to the company or the Prescios of Robert Lipsett and Greg Hryhorchuk. We may have further comment.

2. Summary of Significant Accounting Polices, page F-11

(c) Revenue recognition, page F-12

10.   We have considered your response to prior comment number 34 where you indicate that, "as an exploration stage enterprise, the incidental income is not considered revenue" because "the very small quantities of gold produced from the heap leach pads following the years of production are not considered to be part of the ongoing major or central operations of the business and so the incidental amounts received during this period are not considered to be revenue." We further note that, based on your determination that gold sales from the Hycroft mine represent incidental income and not revenue, you have reported the gold sales proceeds net against costs.   It appears that you should characterize such proceeds as "Income earned during the exploration stage."

5. Mineral Properties, page F-15

11.   We note from your response to prior comment number 39 that the December 31, 2005 mineral property balance included the reversal of a write-down in fiscal year 2005 that was "due to a computational error in reconciling the financial statements from Canadian GAAP to U.S. GAAP." Given that the financial statements you filed in this amendment differ from those previously filed with the Commission, please explain why you have not

included the applicable disclosures required by FAS 154 and the associated audit opinion reference to the correction of an error.

7. Asset Retirement Obligation and Closure Costs, page F-19

12.   We have considered the expanded disclosure you included in response to prior comment number 41 and note that the insurance policy you obtained, totaling $1.7 million, which is included in your ARO balance "will cover any overruns on the actual reclamation expenses that are incurred." Please tell us whether the amount you reported as your asset retirement obligation ("ARO") for the Hycroft mine represents your reasonable estimate of fair value determined in accordance with the guidance of FAS 143 or otherwise advise. In this regard, we note paragraph B51 of FAS 143 indicates that "Obtaining insurance for asset retirement obligations is currently as rare as prepayment of those obligations. Because of the limited instances, if any, in which prepayment of asset retirement obligations is made or insurance is acquired, the Board decided to address neither topic. However, the Board noted that even if insurance was obtained, the liability would continue to exist." Since you have obtained insurance to cover any cost overruns on your actual reclamation expenses, it is not clear whether you have reported the total estimated fair value of your liability with respect to your ARO on the Hycroft mine. We note your statement on page 10 that the new bond put in place by Vista on April 16, 2004 "is expected to cover anticipated reclamation costs for the existing disturbance at the Hycroft mine."

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct questions in regard to the accounting issues to Jennifer Goeken at (202) 551-3721, or in her absence, Jill Davis, Branch Chief, at (202) 551-3683. Please direct any other questions to Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Davis
     H. Schwall
     J. Goeken
     M. Duru